June 18, 2012

VIA EDGAR

Katherine Wray, Esq.

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grandparents.com, Inc.

Amendment No. 2 to Form 8-K

Filed April 24, 2012

File No. 000-21537

 Dear Ms. Wray:

We hereby submit the responses of Grandparents.com, Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) contained in your letter, dated May 10, 2012, to Joseph Bernstein of the Company in regard to the Company’s Current Report on Form 8-K (the “Original Filing”), as amended by Amendment No. 1 on Form 8-K/A filed on March 30, 2012 and as further amended by Amendment No. 2 on Form 8-K/A filed on April 24, 2012. In connection with this letter, the Company is hereby submitting via the EDGAR system Amendment No. 3 on Form 8-K/A to the Original Filing (“Amendment No. 3”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 3.

Item 2.01. Completion of Acquisition or Disposition of Assets

Management’s Discussion of Analysis of Financial Condition and Results of Operations

Results of Operations of Grandparents.com, page 24

1.	We note that in response to prior comment 12 you added pro forma financial information for the year ended December 31, 2010 which gives effect to the 2010 Purchase Transaction as if it took place on January 1, 2010. We further note the pro forma adjustments as described in footnote (3). Please provide additional details for these pro forma adjustments and describe how they comply with Rule 11-02(b)(6) of Regulation S-X. For example we note that adjustment [C] reflects staff reductions that commenced two months following the 2010 Purchase Transaction. Please tell us whether these reductions were included in the contractual arrangements underlying the 2010 Purchase Transaction and to the extent that they were not reflected in those contracts, provide the basis for your adjustment.

Response: The Company has revised the pro forma statement of operations information for the year ended December 31, 2010 to include adjustments only for transaction costs incurred in connection with the 2010 Purchase Transaction, depreciation and amortization expense, gain on purchase of business from the 2010 Purchase Transaction and preferred return expenses. All other adjustments have been removed.

2.	We note that the pro forma financial information for the year ended December 31, 2010 includes $4.2 million in transaction costs. Please explain why you have not included a pro forma adjustment to exclude these costs from your historical statements of operations. In this regard, we note that these expenses are non-recurring and are directly attributable to the transaction.

Response: The Company has revised the pro forma financial information for the year ended December 31, 2010 to include a pro forma adjustment to exclude the $4.2 million in transaction costs incurred in connection with the 2010 Purchase Transaction.

Cash Flow, page 26.

3.	We note that you included pro forma cash flow information for the year ended December 31, 2010. Please revise to include the adjustments and descriptions of such adjustments as necessary.

Response: The Company has revised this disclosure to remove pro forma cash flow information for the year ended December 31, 2010.

(d) Exhibits, page 51

4.	The Second Amended and Restated Certificate of Incorporation, which you have incorporated by reference into this filing in response to prior comment 24, indicates that your name is NorWesTech, Inc. Your Form 8-K, however, discloses that on February 23, 2012 you changed your name to Grandparents.com. Please advise.

Response: The change in corporate name to Grandparents.com, Inc. became effective upon the Company’s filing of a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware on February 23, 2012 (the “Certificate of Ownership and Merger”). Article Fourth of the Certificate of Ownership and Merger sets forth the amendment of the First Article of the Company’s Second Amended and Restated Certificate of Incorporation changing the Company’s corporate name to Grandparents.com, Inc. The Company filed a copy of the Certificate of Ownership and Merger as Exhibit 3.1 to the Original Filing.

As discussed in the Original Filing, the Certificate of Ownership and Merger was filed in connection with a short form merger of the Company’s former wholly owned subsidiary, GP MergeCo, Inc., a Delaware corporation, into the Company pursuant to Section 253 of the General Corporation Law of Delaware (the “DGCL”). Section 253 of the DGCL permits a parent corporation to merge a subsidiary into itself and, in connection therewith, amend the surviving parent corporation’s certificate of incorporation without stockholder approval solely to change the parent corporation’s corporate name by providing for same in the Certificate of Ownership and Merger.

Exhibit 99.3. Unaudited Pro Forma Financial Information of the Company

5.	Please revise your pro forma financial information to include the introductory paragraph required by Rule 11-02(b)(2) of Regulation S-X.

Response: The Company has filed revised Exhibit 99.3 with Amendment No. 3 to include the introductory paragraph required by Rule 11-02(b)(2) of Regulation S-X.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Peter D. Visalli, Esq. of Sills Cummis & Gross P.C., our outside special securities counsel, at (973) 643-4386.

Sincerely,

GRANDPARENTS.COM, INC.

By:	/s/ Joseph Bernstein
Joseph Bernstein
Co-Chief Executive Officer,
Chief Financial Officer and Treasurer